UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

May 7 2007
(Date of Report)

ECASH, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	000-13822	52-2171803
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

925-B South Capital of Texas Hwy, Suite 130, Austin, TX	78746
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (702) 565-7866

2535 Pilot Knob Road, Suite 118, Mendota Heights
Minnesota, 55120

(Former name or former address, if changed since last report)

ECASH, INC.
925-B South Capital of Texas Hwy
Suite 130, Austin, TX 78746

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION
OF THE BOARD OF DIRECTORS

MAY 7, 2007

This Information Statement is being furnished to holders of record of the common stock, of Ecash, Inc., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by the Company’s stockholders is required in response to this Information Statement. Proxies are not being solicited.

INTRODUCTION

On March 1, 2007, the Company entered into an Agreement and Plan of Merger, by and among ECash, Inc., a Delaware corporation (“Company”), ECSI Acquisition Corp., a Florida corporation (“Acquisition Corp.”), and Clarity Imaging International, a Texas corporation (“Clarity”) (the “Agreement and Plan of Merger”).

As part of this two pronged Agreement, Acquisition Corp. was merged with and into Clarity at which time the separate legal existence of Acquisition Corp. ceased and Clarity became the surviving corporation in the First Merger. Clarity then merged with and into the Company (sometimes hereinafter referred to as the “Surviving Corporation”), and thereafter the separate existence of Clarity ceased to exist and at which time the Company succeeded to all of the rights, privileges, powers and property, including, without limitation, all rights, privileges, franchises, patents, trademarks, licenses, registrations, bank accounts, contracts, patents, copyrights and other assets of every kind and description of Clarity and continued its corporate existence under the laws of the State of Delaware.

Because of the change in the composition of the Company’s board of directors and the exchange of securities pursuant to the Agreement and Plan of Reorganization, there was be a change in control of the Company on the date the transactions are completed.

Please read this Information Statement carefully. It contains certain biographical and other information concerning the Company’s executive officers and directors after completion of the transactions under the reorganization agreement.

CHANGE OF CONTROL

As a consequence of the reverse merger transaction and the terms and conditions of the Agreement and Plan of Merger, a change of control occurred. The table below outlines the shareholders representing Officers, Directors, Control and or Affiliates and the percentage owned by them subsequent to the reverse merger.

Shareholder Name	Amount of Shares Owned	Percentage of Class Owned
Bridgetech Holdings International, Inc.	12,390,400	72.60%
John Relic	853,333	5.00%
Michael Chermak	853,333	5.00%
Lynn Dixon	28,444	0.14%

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

As a consequence of the reverse merger transaction, following the resignation of Richard Schaefer as Chief Executive Officer, Chief Financial Officer, President and Director, Richard Brannon as a Director, Robert Waljgunda as a Director, the following appointment of officers and Directors were confirmed on March 1, 2007 (and on March 26, 2007 upon appointed to the Board of Directors). The names of each appointed director or officer are listed below with their appointed officer/director position adjacent to their name and their respective biographies below.

Name	Age	Title(s)
Michael D. Chermak	46	Chairman and Chief Executive Officer, Director
Lynn Dixon	48	Director
John Relic	53	President, Director

Michael D. Chermak has been the Chief Executive Officer of Clarity since February 26, 2007 and will be appointed our Chairman of the Board of Directors of the Company on March 8, 2007. Michael D. Chermak has been the Chairman of the Board of Directors and Chief Executive Officer of Bridgetech Holdings International, Inc. since May 2, 2005. From June, 2004 through May, 2005, Mr. Chermak was the Chairman of the Board of Directors and Chief Executive Officer of Retail Pilot, , a private company located in San Diego, California that marketed security devices to the retail industry. From August 2003 to June 2004, Mr. Chermak was the Chief Executive Officer Carttronics, LLC, which made and marketed loss prevention solutions for retailers. From June 2001 to July 2002, Mr. Chermak was the chief executive officer of First Opinion Corp. which develops software used to assist healthcare providers in making differential diagnoses of patients.

John Relic is the President of Clarity, which the Company acquired in 2005 and will continue in the role for the Company. From 1996 through the present, Mr. Relic has been a Certified Medical Practice Executive (certification through Medical Group Management Association). Mr. Relic received his Masters in Public Health-Health Services Administration from the University of California Planning.

Lynn M. Dixon is currently the President and CEO of Freedom Financial Consulting, Inc. which he joined in March of 2005. Prior to this position, Mr. Dixon served in a variety of sales, management and executive positions for two industry leading independent leasing companies. More recently at Insight Investments, Inc he served as a senior executive from September 2003 to February 2005. Just prior to that Mr. Dixon worked at Comdisco, Inc from July 1992 to August 2003. His last position there was as EVP where he directed all IT sales and operational functions on a global basis. In addition, Mr. Dixon was President of Comdisco’s Healthcare Division and was responsible for all aspects of the business.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee.  The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee.  However, the new management of the Company may form an audit, compensation and nominating committee in the future.  Until these committees are established, these decisions will continue to be made by the Board of Directors.  Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes.  However, the new management of the Company may establish a process for stockholder communications in the future.

STOCK OPTION PLAN

The board of directors, on August 5, 2003, adopted the Company's 2003 Non-Employee Directors and Consultants Retainer Stock Plan and a Stock Incentive Plan (collectively, the "Plan") so as to provide a critical long-term incentive for employees, non-employee directors, consultants, attorneys and advisors of the Company and its subsidiaries, if any. The board of directors believes that the Company's policy of granting stock options to such persons will continue to provide it with a critical advantage in attracting and retaining qualified candidates. In addition, the Plan is intended to provide the Company with maximum flexibility to compensate plan participants. It is expected that such flexibility will be an integral part of the Company's policy to encourage employees, non-employee directors, consultants, attorneys and advisors to focus on the long-term growth of stockholder value. As of May 7, 2007, no options are outstanding

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the Closing by:

•	each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the Closing;
•	each pre-Closing director and each person becomes a director post-Closing;
•	each of the named executive officers of the Company;
•	all pre-Closing directors and executive officers as a group; and
•	all directors and executive officers as a group post-Closing.

Pre-Closing

			Number of Shares
Name and Address of Beneficial Owner (1)	Beneficially Owned (2)		Percentage of Class (3)

Richard Shaffer	0		0%
2535 Pilot Knob Road
Suite 118
Mendota Heights, MN 55120

Gary Borglund	50,000	(2)	4.0%
2535 Pilot Knob Road
Suite 118
Mendota Heights, MN 55120

Robert Waljunda	0		0%
2535 Pilot Knob Road
Suite 118
Mendota Heights, MN 55120

Shares of all directors and executive officers as a group (3 person)	50,000		4. %

(1) 5,000 of these shares are held in the name of Stout Advisors & Liquidators, a company controlled by Mr. Borglund and 40,000 are held indirectly.
(2) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock of the Company beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

Post-Closing

Michael D. Chermak	853,333	5%
925-B South Capital of Texas Hwy
Suite 130, Austin, TX 78746

Lynn Dixon	28,444	0.14%
925-B South Capital of Texas Hwy
Suite 130, Austin, TX 78746

John Relic	853,333	5%
925-B South Capital of Texas Hwy
Suite 130, Austin, TX 78746

Shares of all directors and executive officers as group (3 person)	1,735,110	10.14. %

Bridgetech Holdings International, Inc.	12,390,400	72.6%
402 West Broadway
26th Floor
San Diego, California 92101

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock of the Company beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

LEGAL PROCEEDINGS

The Company is not currently aware of any such legal proceedings or claims that it believes will have a material adverse affect on our business, financial condition or operating results.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding shares of common stock, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the fiscal year ended December 31, 2006, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company's fiscal year.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

The Company has not entered into any employment contract with any of its executive officers. There are no compensatory plans or arrangements, including payments to be received from us, with respect to any person named in cash compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person’s employment with the Company or the Company’s subsidiaries, or any change in control of the Company, or a change in the person’s responsibilities following a change of control.

Following the Closing, it is anticipated that all executive will enter into employment contracts with the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.  During fiscal year 2006, the officers, directors and 10% stockholders of the Company did not file all Section 16(a) reports they are required to file.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 7, 2007

ECASH, INC.

/s/ Michael D. Chermak,
Michael D. Chermak, CEO